As Filed Pursuant to Rule 424(b)(5)
Registration No. 333-284510

Supplement dated July 7, 2025

To Prospectus Supplement dated May 22, 2025

(To Prospectus Dated January 27, 2025)

Up to $2,100,000,000 of

10.00% Series A Perpetual Strife Preferred Stock

This supplement amends, supplements or modifies certain information contained in the prospectus supplement, dated May 22, 2025 (the “STRF ATM Prospectus Supplement”), and the accompanying prospectus, dated January 27, 2025 (the “Base Prospectus,” and together with the STRF ATM Prospectus Supplement, any supplement thereto, and the documents deemed incorporated by reference in each, the “Prospectus”), which relate to the offer and sale of shares of 10.00% Series A Perpetual Strife Preferred Stock, which we refer to as our perpetual strife preferred stock, in an “at-the-market” offering (the “STRF ATM Program”) pursuant to the Sales Agreement (as defined below). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the STRF ATM Prospectus Supplement.

You should carefully read the entire Prospectus and this supplement before investing in our perpetual strife preferred stock. This supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus and any future amendments or supplements thereto.

On May 22, 2025, we entered into a Sales Agreement (the “Original Sales Agreement”) with TD Securities (USA) LLC, Barclays Capital Inc., and The Benchmark Company, LLC (collectively, the “Agents”) and established the STRF ATM Program to which the Prospectus relates, pursuant to which we may offer and sell shares of our perpetual strife preferred stock having an aggregate offering price of up to $2,100,000,000 from time to time through one or more of the Agents, acting as our sales agents, or their respective broker-dealer affiliates.

This supplement is being filed to reflect that, on July 7, 2025, we added Morgan Stanley & Co. LLC (“Morgan Stanley”) as an additional sales agent to the STRF ATM Program. In connection with the addition of Morgan Stanley as a sales agent, we entered into an amendment, dated July 7, 2025, to the Original Sales Agreement (as amended, the “Amended Sales Agreement”). Accordingly, each reference to the terms “Agents” in the STRF ATM Prospectus Supplement is hereby amended to include Morgan Stanley, and each reference to the term “Sales Agreement” is hereby amended to refer to the Amended Sales Agreement.

From May 22, 2025, the date of the STRF ATM Prospectus Supplement, through the date of this supplement, we sold an aggregate of 1,566,750 shares of perpetual strife preferred stock under the STRF ATM Program, for an aggregate offering price of approximately $163.30 million, leaving perpetual strife preferred stock having an aggregate offering price of approximately $1.94 billion available to be offered under the Sales Agreement pursuant to this supplement and the Prospectus. The perpetual strife preferred stock is listed on The Nasdaq Global Select Market under the symbol “STRF.” On July 3, 2025, the last reported sale price of the perpetual strife preferred stock was $117.72 per share.

Our business and an investment in the perpetual strife preferred stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page S-16 of the STRF ATM Prospectus Supplement and in the documents incorporated by reference into the Prospectus.

Neither the Securities and Exchange Commission nor any state or foreign securities commission or regulatory authority has approved or disapproved of the perpetual strife preferred stock or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

TD Cowen	Barclays	Morgan Stanley	The Benchmark Company

The date of this supplement is July 7, 2025.